EXHIBIT 99.1

Kinross reports 2025 fourth-quarter and full-year results

Delivered on all key guidance metrics, maintains three-year outlook of 2.0 million Au eq. oz. per year
Record free cash flow of $2.5 billion and returned $1.5 billion to debt and equity holders in 2025
Targeting 40% of free cash flow in return of capital to shareholders in 2026

TORONTO, Feb. 18, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the fourth quarter and year ended December 31, 20251.
This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 41 and 42 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

2025 full-year results and 2026 guidance:

	2025 guidance (+/- 5%)	Q4 2025 results	2025 full-year results	2026 guidance (+/- 5%)
Gold equivalentproduction[1] (ounces)	2.0 million	483,582	2.0 million	2.0 million
Production cost of sales[2] Attributable production cost of sales[1]	- $1,120	$1,297 $1,289	$1,140 $1,135	- $1,360
($ per Au eq. oz.)
Attributable all-in sustaining cost1 ($ per Au eq. oz.)	$1,500	$1,825	$1,571	$1,730
Capital expenditures[3] Attributablecapital expenditures[1]	- $1,150	$368 $362	$1,194 $1,175	- $1,500
(million)
  Kinross has forecasted stable production guidance of approximately 2.0 million attributable Au eq. oz. (+/- 5%) in 2027 and 2028.

Record Q4 and full-year highlights:

  Margins4 of $2,847 per Au eq. oz. sold in Q4 2025, and $2,283 for 2025.
  Operating cash flow5 of $1,146.9 million in Q4 2025, and $3,760.5 million in 2025.
  Attributable free cash flow1 of $769.4 million in Q4 2025 and $2,473.5 million in 2025.
  Reported net earnings6 of $906.5 million in Q4 2025, or $0.75 per share, and $2,390.1 million, or $1.96 per share, in 2025.
  Adjusted net earnings7, 8 of $809.3 million, or $0.67 per share in Q4 2025, and $2,243.9 million, or $1.84 per share, in 2025.
  In 2025, Kinross returned $752.4 million to shareholders through its share buyback program and dividend. This included repurchasing $600.3 million in shares, and a 17% increase to its dividend during the year. In 2026, Kinross is targeting 40% of free cash flow to return of capital through both share buybacks and dividends.
  Kinross’ Board of Directors has approved an additional 14% increase to its quarterly dividend to $0.04 per common share, which would amount to $0.16 per common share on an annualized basis. This represents a total increase of 33% since Q3 2025.
  The Company continued to prioritize debt reduction and repaid $700 million in 2025. Kinross had net cash9 of $1,004.1 million, with $1,742.3 million of cash and cash equivalents and total liquidity10 of $3.5 billion as at December 31, 2025.

Operational highlights:

  Tasiast was the highest-margin operation in the portfolio.
  Paracatu produced over 600,000 gold ounces (“Au oz.”), which is the 8th consecutive year over 500,000 Au oz.
  La Coipa had a strong fourth quarter with higher mill throughput and met full-year production guidance.
  U.S. Operations had another solid year, with production and costs on plan.

Development project and mineral reserves and resources highlights:

  Proceeding to construction at Phase X, Kettle River-Curlew (“Curlew”) and Redbird 2. Read more here.
  At Great Bear, surface construction for the Advanced Exploration (“AEX”) program is 80% complete. For the Main Project, detailed engineering is approximately 35% complete, and the final phase of the federal Impact Statement submission is planned for the end of Q1 2026.
  At Lobo-Marte, Kinross completed baseline studies and plans to submit its Environmental Impact Assessment (“EIA”) by Q2 2026. Kinross also plans to provide a project update later this year.
  Reserves and Resources: Kinross added 1.2 million Au oz. (“Moz.”) to proven and probable mineral reserves, partially offsetting production depletion. Kinross increased measured and indicated resource estimates to 27.5 Moz. and increased inferred resource estimates to 16.6 Moz.

CEO Commentary:
J. Paul Rollinson, CEO, made the following comments in relation to 2025 fourth-quarter and year-end results:

“2025 marked another excellent year for Kinross. We met our guidance once again, delivered robust margins, and generated record free cash flow of $2.5 billion, an 85% increase year-over-year. We returned approximately $1.5 billion to debt and equity holders, and achieved an end-of-year net cash position of $1 billion, further strengthening our balance sheet. These results underscore the consistency of our operating portfolio and our rigorous focus on cost discipline.

“We recently announced that we are proceeding with three U.S.-based projects, Phase X, Curlew and Redbird, which together are expected to contribute over $4 billion of net asset value and extend mine lives. In addition to these U.S. projects, we will have meaningful catalysts in the coming year at both of our world class development projects - Great Bear and Lobo-Marte.

“We are carrying strong momentum into 2026 and are forecasting another strong year of production of approximately 2.0 million gold equivalent ounces. Our focus will be on margins and cash flow as we continue to hold the line on controllable costs while maintaining capital discipline as we execute on our grade enhancement strategy. We are planning to continue with our capital allocation strategy by reinvesting in our business, further strengthening our balance sheet, and returning capital to our shareholders. This includes investing an additional $350 million in our business and are targeting 40% of free cash flow to return of capital through both share buybacks and dividends. This includes increasing our quarterly dividend by 14%, in addition to the 17% increase in Q3 2025.”

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2025	2024	2025	2024
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	489,671	514,355	2,069,910	2,170,791
Sold	487,972	531,729	2,059,017	2,153,212
Attributable gold equivalent ounces(b)
Produced	483,582	501,209	2,012,106	2,128,052
Sold	481,560	517,980	2,000,535	2,111,688
Gold ounces - sold	479,347	522,389	2,026,570	2,100,621
Silver ounces - sold (000's)	659	791	2,830	4,467

Earnings(a)
Metal sales	$2,023.0	$1,415.8	$7,051.1	$5,148.8
Production cost of sales	$632.7	$583.8	$2,346.4	$2,197.1
Depreciation, depletion and amortization	$268.3	$284.8	$1,105.0	$1,147.5
Impairment reversal	$(116.1)	$-	$(116.1)	$(74.1)
Operating earnings	$1,122.3	$501.1	$3,277.6	$1,540.3
Net earnings attributable to common shareholders	$906.5	$275.6	$2,390.1	$948.8
Net earnings per share attributable to common shareholders (basic)	$0.75	$0.22	$1.96	$0.77
Net earnings per share attributable to common shareholders (diluted)	$0.75	$0.22	$1.95	$0.77
Adjusted net earnings(c)	$809.3	$240.0	$2,243.9	$838.3
Adjusted net earnings per share(c)	$0.67	$0.20	$1.84	$0.68

Cash Flow(a)
Net cash flow provided from operating activities	$1,146.9	$734.5	$3,760.5	$2,446.4
Attributable adjusted operating cash flow(c)	$1,136.0	$677.0	$3,605.2	$2,293.9
Capital expenditures(d)	$368.2	$280.7	$1,194.2	$1,075.5
Attributable capital expenditures(c)	$361.7	$278.8	$1,175.2	$1,050.9
Attributable free cash flow(c)	$769.4	$434.4	$2,473.5	$1,340.2

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$4,144	$2,663	$3,423	$2,393
Attributable average realized gold price per ounce(c)	$4,144	$2,665	$3,426	$2,391
Production cost of sales per equivalent ounce sold(b)(f)	$1,297	$1,098	$1,140	$1,020
Attributable production cost of sales per equivalent ounce sold(b)(c)	$1,289	$1,096	$1,135	$1,021
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,235	$1,069	$1,096	$988
Attributable all-in sustaining cost per equivalent ounce sold(b)(c)	$1,825	$1,510	$1,571	$1,388
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,781	$1,490	$1,539	$1,365
Attributable all-in cost per equivalent ounce sold(b)(c)	$2,343	$1,868	$1,989	$1,739
Attributable all-in cost per ounce sold on a by-product basis(c)	$2,308	$1,854	$1,964	$1,725

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter and full year 2025 was 76.34:1 and 86.29:1, respectively (fourth quarter and full year 2024 – 84.67:1 and 84.43:1, respectively).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 27 to 33 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures” is “Additions to property, plant and equipment” on the consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

The following operating and financial results are based on fourth-quarter and full-year 2025 gold equivalent production:

Production: Kinross produced 483,582 Au eq. oz. in Q4 2025, compared with 501,209 Au eq. oz. in Q4 2024.

Over the full year, Kinross produced 2,012,106 Au eq. oz., compared with full-year 2024 production of 2,128,052 Au eq. oz.

Average realized gold price11: The average realized gold price in Q4 2025 was $4,144 per ounce, compared with $2,663 per ounce in Q4 2024. For full-year 2025, the average realized gold price per ounce was $3,423 compared with $2,393 per ounce for full-year 2024.

Revenue: During the fourth quarter, revenue increased to $2,023.0 million, compared with $1,415.8 million during Q4 2024. Revenue increased to $7,051.1 million for full-year 2025, compared with $5,148.8 million for full-year 2024. The 37% year-over-year increase is primarily due to the increase in the average realized gold price.

Production cost of sales: Production cost of sales per Au eq. oz.2 sold was $1,297 for Q4 2025, compared with $1,098 in Q4 2024. Production cost of sales per Au eq. oz.2 sold was $1,140 for full-year 2025, compared with $1,020 for full-year 2024. The increase is primarily due to higher royalty costs as a result of the higher average realized gold price, and slightly lower production year-over-year.

Attributable production cost of sales per Au eq. oz.1 sold was $1,289 for Q4 2025, compared with $1,096 in Q4 2024. Attributable production cost of sales per Au eq. oz.1 sold was $1,135 for full-year 2025, compared with $1,021 for full-year 2024.

Attributable production cost of sales per Au oz. sold on a by-product basis1 was $1,235 in Q4 2025, compared with $1,069 in Q4 2024, based on attributable gold sales of 473,093 ounces and attributable silver sales of 646,265 ounces.

Attributable production cost of sales per Au oz. sold on a by-product basis1 was $1,096 for full-year 2025, compared with $988 in full-year 2024, based on attributable gold sales of 1,968,741 ounces and attributable silver sales of 2,772,508 ounces.

Margins4: Kinross delivered record margins in both comparable periods. Margins per Au eq. oz. sold increased by 82% to $2,847 for Q4 2025, compared with the Q4 2024 margin of $1,565, outpacing the 56% increase in the average realized gold price. Full-year 2025 margin per Au eq. oz. sold increased by 66% to $2,283, compared with $1,373 for full-year 2024, outpacing the 43% increase in the average realized gold price.

Attributable all-in sustaining cost1: Attributable all-in sustaining cost per Au eq. oz. sold was $1,825 in Q4 2025, compared with $1,510 in Q4 2024. Full-year attributable all-in sustaining cost per Au eq. oz. sold was $1,571, compared with $1,388 for full-year 2024.

In Q4 2025, attributable all-in sustaining cost per Au oz. sold on a by-product basis1 was $1,781, compared with $1,490 in Q4 2024. Attributable all-in sustaining cost per Au oz. sold on a by-product basis1 was $1,539 for full-year 2025, compared with $1,365 for full-year 2024.

Operating cash flow5: Kinross delivered record operating cash flow in both comparable periods. Operating cash flow was $1,146.9 million for Q4 2025, compared with $734.5 million for Q4 2024. Operating cash flow for full-year 2025 was $3,760.5 million, compared with $2,446.4 million for full-year 2024.

Kinross delivered record attributable adjusted operating cash flow in both comparable periods. Attributable adjusted operating cash flow1 for Q4 2025 was $1,136.0 million, compared with $677.0 million for Q4 2024. Attributable adjusted operating cash flow1 for full-year 2025 was $3,605.2 million, compared with $2,293.9 million for full-year 2024.

Attributable free cash flow1: Kinross delivered record attributable free cash flow in both comparable periods. Attributable free cash flow of $769.4 million was generated in Q4 2025, compared with $434.4 million in Q4 2024. Attributable free cash flow of $2,473.5 million was generated in full-year 2025, compared with attributable free cash flow of $1,340.2 million in full-year 2024.

Earnings6: Kinross delivered record earnings in both comparable periods. Reported net earnings were $906.5 million for Q4 2025, or $0.75 per share, compared with reported net earnings of $275.6 million, or $0.22 per share, for Q4 2024. Full year reported net earnings in 2025 were $2,390.1 million, or $1.96 per share, compared with reported net earnings of $948.8 million, or $0.77 per share, for full-year 2024.

Kinross delivered record adjusted net earnings in both comparable periods. Adjusted net earnings7, 8 were $809.3 million, or $0.67 per share, for Q4 2025, compared with $240.0 million, or $0.20 per share, for Q4 2024. Full-year adjusted net earnings7, 8 were $2,243.9 million, or $1.84 per share, compared with $838.3 million, or $0.68 per share, for full-year 2024.

Capital expenditures3: Capital expenditures were $368.2 million for Q4 2025, compared with $280.7 million for Q4 2024. Capital expenditures for full-year 2025 were $1,194.2 million, compared with $1,075.5 million for full-year 2024, which included the ramp-up of development activities at Great Bear, Round Mountain Phase X, and Bald Mountain Redbird 1 and 2.

Attributable capital expenditures1 were $361.7 million for Q4 2025, compared with $278.8 million for Q4 2024. Attributable capital expenditures1 for full-year 2025 were $1,175.2 million, compared with $1,050.9 million for full-year 2024.

Balance sheet

During the quarter, Kinross repaid its outstanding 4.50% Senior Notes, which had an aggregate principal amount of $500 million, ahead of their July 15, 2027 due date. In 2025, Kinross repaid approximately $700 million of its debt, in line with its commitment to balance sheet strength.

Moody’s Investors Service upgraded the senior unsecured rating of Kinross to Baa2 (stable) from Baa3 (positive).

As of December 31, 2025, Kinross had cash and cash equivalents of $1.7 billion, compared with $611.5 million at December 31, 2024, and net cash9 of $1.0 billion.

The Company had additional available credit12 of $1.7 billion as of December 31, 2025, and total liquidity10 of approximately $3.5 billion.

Capital allocation

In 2025, Kinross returned $752.4 million to shareholders through its share buyback program and quarterly dividend. This included repurchasing $600.3 million in shares at an average price of $19.58 (reducing our share count by 2.5%) and a 17% increase to its dividend during the year.

Kinross will continue to maintain its disciplined approach to capital allocation, including strengthening its balance sheet, investing in its business and project pipeline, and returning capital to shareholders. The $350.0 million increase in its 2026 capital expenditures guidance is primarily driven by additional investment in non-sustaining capital to support the Company’s production profile later in this decade, but primarily in the 2030s. In 2026, Kinross is planning to allocate 40% of free cash flow to shareholders through both share buybacks and dividends, assuming recent gold prices are sustained and operations continue to deliver on plan.

Kinross’ Board of Directors has also approved a further 14% increase to the quarterly dividend to $0.04 per common share, which would amount to $0.16 per common share on an annualized basis. Since Q3 2025, Kinross has increased its dividend by 33%. The fourth quarter dividend, having been approved by the Board of Directors, is payable on March 26, 2026, to shareholders of record at the close of business on March 11, 2026.

Operating results

Mine-by-mine summaries for 2025 fourth-quarter and full-year operating results may be found on pages 21 and 25 of this news release. Highlights include the following:

Tasiast delivered on its annual production and cost guidance. Primarily due to planned lower grades, full-year production decreased compared with 2024. Quarter-over-quarter production increased primarily due to higher grades. Cost of sales per ounce sold increased compared with 2024 and quarter-over-quarter primarily due to higher royalties driven by higher gold prices.

During the quarter, the Company successfully finalized a five-year collective labour agreement at Tasiast.

Paracatu performed well in 2025 as full-year production increased and cost of sales per ounce sold decreased compared with 2024 primarily due to the higher production. The higher production was a result of planned higher grades, higher recoveries and the timing of ounces processed through the mill, partially offset by a decrease in throughput.

Production increased quarter-over-quarter due to higher grades, higher recoveries and the timing of ounces processed through the mill, partially offset by lower throughput, consistent with mine plan sequencing. Cost of sales per ounce sold increased quarter-over-quarter due to lower throughput and higher royalties driven by higher gold prices.

La Coipa delivered on its full-year production guidance and had its strongest quarter of the year with increased throughput through the mill. Primarily as a result of planned mine sequencing, full-year production decreased compared with 2024. Quarter-over-quarter production increased primarily due to stronger mill throughput. Full-year cost of sales per ounce sold was higher mainly due to higher royalties, labour and contractor costs. Cost of sales per ounce sold decreased quarter-over-quarter mainly as a result of the increase in production. Kinross continues to progress permitting work for mine life extensions at the operation.

During the quarter, the Company successfully finalized a two-year collective labour agreement at La Coipa.

Annual production at Fort Knox increased compared with 2024 due to a full year of production from higher-grade, higher-recovery ore from Manh Choh, partially offset by a decrease in throughput. Cost of sales per ounce sold increased year-over-year, primarily due to higher royalties and maintenance costs. Quarter-over-quarter, production decreased due to planned mine sequencing, including fewer tonnes of higher-grade Manh Choh ore processed, and cost of sales per ounce sold increased due to the decrease in production.

At Round Mountain, full-year production decreased compared with 2024 per planned mine sequencing as the site transitioned from Phase W to the start of Phase S ore in Q3 2025, with lower mill grades, and fewer ounces stacked and recovered from the heap leach pads. Full-year cost of sales per ounce sold increased compared with 2024 primarily due to the decrease in ounces sold. Quarter-over-quarter, production decreased due to planned lower grades and reduced stacking on the heap leach pads per mine plan sequencing. Cost of sales per ounce sold increased quarter-over-quarter due to higher cost ounces from the heap leach pads and blending of higher-grade mill ore with lower-grade stockpiles.

At Bald Mountain, full-year production and cost of sales per ounce sold was in line with 2024. Quarter-over-quarter, production was lower due to planned mine sequencing, and cost of sales per ounce sold increased due to higher royalties and lower production.

Development projects

Kinross was pleased to announce construction decisions in January 2026 for Round Mountain Phase X, Curlew and Bald Mountain Redbird 2. These projects are expected to contribute 3 million ounces of production at attractive economics and extend mine lives in Nevada well into the 2030s. Together, the projects have an Internal Rate of Return13 of 59% and a Net Present Value14 of $4.3 billion at a gold price of $4,500 per ounce.

In 2022, Kinross initiated a portfolio and grade enhancement strategy that is expected to provide organic offsets to inflation pressures. The implementation began with the completion of the Tasiast 21k and 24k mill expansions, and the restart of the La Coipa mine, increasing the proportion of higher-grade mill feed in the portfolio. Following these portfolio enhancements, Manh Choh came online in 2024, contributing high-grade production at Fort Knox.

Higher-grade underground mining at Phase X and Curlew are expected to benefit long-term costs within Kinross’ U.S. portfolio. These three projects are expected to start contributing in 2028, coinciding with getting back into higher-grade mining at Tasiast. Looking to the end of the decade and into the early 2030s, with strong grades and low costs, Great Bear and Lobo-Marte are expected to contribute to the next phases of the Company’s grade enhancement strategy.

The announcement is available here.

Great Bear

At Great Bear, Kinross continues to progress its AEX program alongside permitting, detailed engineering and procurement of major equipment for the Main Project.

For AEX, surface construction is currently 80% complete. The Company is currently working with the Ontario Ministry of Environment, Conservation and Parks to finalize the two remaining AEX water permits. The AEX underground development will provide access for resource and exploration drilling to further delineate extensions of mineralization at depth. AEX is not on the critical path for first production at Great Bear.

For the Main Project, detailed engineering is advancing well and is approximately 35% complete. Initial procurement for major process plant and surface infrastructure is underway, with contract awards in progress. Manufacturing of selected long-lead items is anticipated to commence later in 2026.

Federally, the second of three phased submissions for the Project’s Impact Statement was submitted on schedule in December. The third and final submission remains on track for the end of Q1 2026. In addition to the Impact Statement, Kinross has advanced other federal Main Project permits, with technical documents submitted to Fisheries and Oceans Canada and Environment and Climate Change Canada during the quarter.

Provincially, the Company is also advancing Main Project permitting and pleased to report that the Ontario Minister of Energy and Mines officially designated the Great Bear Main Project for inclusion in its streamlined One Project, One Process (“1P1P”) permitting framework, which is expected to provide a more coordinated and integrated approach to Ontario’s mining project authorizations, permitting and Indigenous community consultation. Kinross is supportive of this streamlined approach and expects it will help facilitate Great Bear's targeted first gold production in late 2029.

Lobo-Marte

Kinross has completed baseline studies to support the Environmental Impact Assessment for the Lobo-Marte project and plans to submit it by Q2 2026. Kinross also plans to provide a project update later this year. Lobo-Marte continues to be a potential large, low-cost mine with the potential to contribute to the portfolio in the early 2030s.

Company Guidance
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 41 and 42 of this news release.

This Company Guidance section below references attributable production cost of sales per equivalent ounce, attributable all-in sustaining cost per equivalent ounce sold, and sustaining, non-sustaining and attributable capital expenditures, which are non-GAAP ratios and financial measures, as applicable, with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definitions of these non-GAAP ratios and financial measures and comparable reconciliations are included on pages 27 to 33 of this news release.

Production guidance

In 2026, Kinross expects to produce 2.0 million attributable Au eq. oz.15 (+/- 5%) from its operations. Production is expected to remain stable at 2.0 million attributable Au eq. oz.15 (+/- 5%) for each of 2027 and 2028. In 2025, Kinross produced 2,012,106 attributable Au eq. oz.

Annual attributable[1] gold equivalent production guidance (+/- 5%)
2026	2.0 million oz.
2027	2.0 million oz.
2028	2.0 million oz.

Cost guidance

Attributable production cost of sales1 is expected to be $1,360 per Au eq. oz. (+/- 5%) for 2026. In 2025, production cost of sales2 and attributable production cost of sales1 were $1,140 per Au eq. oz. and $1,135 per Au eq. oz., respectively. The year-over-year increase in 2026 is primarily a result of the impact of higher gold prices on royalty costs, inflationary impacts, as well as planned mine sequencing, which has a higher proportion of waste stripping being classified as operating expense versus capital costs, while overall mined tonnes remain similar.

The Company expects its attributable all-in sustaining cost1 to be $1,730 per Au eq. oz. (+/- 5%) for 2026. In 2025, attributable all-in sustaining cost1 was $1,571 per Au eq. oz. sold. The expected 10% increase in 2026 is largely a result of the impact of higher gold prices on royalty costs (4%) and inflationary impacts (5%), as well as a minor impact from mine plan sequencing (1%), demonstrating strong management of controllable costs.

2026 production and cost guidance

	Q4 2025 results	2025 full-year results	2026 guidance (+/- 5%)
Gold equivalent basis
Production (Au eq. oz.)	483,582	2.0 million	2.0 million[11]
Attributable production cost of sales per Au eq. oz. sold[1]	$1,289	$1,135	$1,360
Production cost of sales per Au eq. oz. sold[2]	$1,297	$1,140	-
Attributable all-in sustaining cost per Au eq. oz. sold[1]	$1,825	$1,571	$1,730

2026 attributable1 production and cost guidance by country

Country	2026 attributable production guidance (Au eq. oz.)[1], 1[5] (+/-5%)	Percentage of total forecast production[16]	2026 attributable production cost of sales guidance (per Au eq. oz. sold)[1] (+/-5%)	2025 production cost of sales (per Au eq. oz. sold)[2]	2025 attributable production cost of sales (per Au eq. oz. sold)[1]
Mauritania	505,000	25%	$1,050	$884	$884
Brazil	600,000	30%	$1,240	$978	$978
Chile	210,000	11%	$1,320	$1,208	$1,208
United States	685,000	34%	$1,700	$1,417	$1,426

TOTAL	2.0 million	100%	$1,360	$1,140	$1,135

Material assumptions used to forecast 2026 guidance, most notably relating to production cost of sales, are as follows:

  a gold price of $4,500 per ounce;
  a silver price of $65 per ounce;
  an oil price of $70 per barrel;
  foreign exchange rates of:
    5.25 Brazilian reais to the U.S. dollar;
    940 Chilean pesos to the U.S. dollar;
    40 Mauritanian ouguiyas to the U.S. dollar; and
    1.38 Canadian dollars to the U.S. dollar;

Taking into account existing currency and oil hedges:

  a 10% change in foreign currency exchange rates17 would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold1;
  specific to the Brazilian real, a 10% change in this exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold1;
  specific to the Chilean peso, a 10% change in this exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold1;
  a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on attributable production cost of sales per equivalent ounce sold1; and
  a $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold1 as a result of a change in royalties.

Attributable capital expenditures18 guidance

Attributable capital expenditures for 2026 are forecast to be approximately $1,500 million (+/- 5%) and are summarized in the table below. In 2025, capital expenditures3 and attributable capital expenditures were $1,194.2 million and $1,175.2 million, respectively.

Kinross’ attributable capital expenditures outlook for 2027 and 2028 is expected to be in line with 2026, subject to ongoing inflationary impacts and project opportunities currently under study, which have the potential to contribute in the 2030s.

Country	Forecast 2026 sustaining capital[18] (+/-5%) (attributable) (million)	Forecast 2026 non-sustaining capital[1][8] (+/-5%) (attributable) (million)	Total 2026 forecast capital[1][8] (+/-5%) (attributable) (million)	2025 sustaining capital[1][8] (million)	2025 non-sustaining capital[1][8] (million)	2025 total capital[1][8] (consolidated) (million)	2025 total capital[1][8] (attributable) (million)
Mauritania	$80	$195	$275	$113	$239	$352	$352
Brazil	$190	$45	$235	$189	$-	$189	$189
Chile	$40	$50	$90	$91	$19	$110	$110
U.S.	$140	$500	$640	$214	$224	$438	$419
Canada and other	$-	$260	$260	$-	$105	$105	$105

TOTAL	$450	$1,050	$1,500	$607	$587	$1,194	$1,175

2026 sustaining capital18 includes the following forecast spending estimates:

Mine development:	$15 million (United States), $15 million (Chile), $20 million (Mauritania)
Mobile equipment:	$55 million (United States), $95 million (Brazil), $30 million (Mauritania)
Mill facilities:	$10 million (United States), $25 million (Brazil), $10 million (Chile), $10 million (Mauritania)
Leach facilities:	$15 million (United States)
Tailings facilities:	$55 million (Brazil), $10 million (Chile), $10 million (Mauritania)

2026 non-sustaining capital18 includes the following forecast spending estimates:

Great Bear AEX construction, detailed engineering and other:	$260 million
Round Mountain Phase X:	$100 million
Curlew:	$180 million
Bald Mountain Redbird 2:	$150 million
Tasiast West Branch stripping:	$180 million

Other 2026 guidance

Category	2026 Guidance	Summary
Exploration and Business Development ($M)	$220 (+/- 5%)
2026 guidance includes approximately $185 million of exploration spend on brownfields, minex and greenfields exploration targets (2025 – $173.5 million).

For details about the 2026 exploration program, see page 18.

General and Administrative ($M)	$135 (+/- 5%)	In line with 2025 results.
Other Operating Costs ($M)	$125-$150	Primarily relates to studies and permitting activities that do not meet the criteria for capitalization, as well as care and maintenance and reclamation activities at non-operating sites.
Effective Tax Rate (ETR)[19]	28% - 33%	ETR based on adjusted net earnings.
Taxes paid (cash) ($M)	$1,125 (+/- 5%)
Taxes paid is expected to increase by approximately $16 million for every $100/oz movement in the realized gold price.

Includes approximately $100 – $125 million of withholding taxes paid, based on currently planned distributed earnings from our operating subsidiaries.

DD&A ($/oz.)[20]	$550 (+/- 5%)	In line with 2025 results.
Interest paid ($M)	$60
Total interest incurred is expected to be $60 million, of which 50% is expected to be expensed and 50% capitalized. Expected interest expense of $30 million excludes accretion of the Company’s reclamation and remediation obligations, as well as lease liabilities, which for 2025 totaled $50.7 million.

Sustainability

Kinross continued to advance its Sustainability priorities in 2025, delivering meaningful progress across energy efficiency, community partnerships and governance. The Company maintained its strong position with external Sustainability rankings, including its leading position in the S&P Corporate Sustainability Assessment.

During the year, the Company completed its 2025 energy efficiency program, delivering an estimated 1.5% reduction in greenhouse gas emissions through the implementation of more than 30 projects. This included haul route optimization and cycle time improvements.

Across operating regions, Kinross delivered tangible social benefits to local communities. Kinross Chile was recognized as the Best Company of Atacama 2025 for its stakeholder engagement and social investment programs. In Alaska, Fort Knox committed $100,000 to expand its partnership with Trout Unlimited, supporting aquatic habitat and watershed health. In Brazil, Paracatu completed its second Social Progress Index measurement, showing measurable improvements in community well-being compared with the 2022 baseline. In Mauritania, through its long-standing partnership with Project C.U.R.E. and Mauritania’s Ministry of Health, Kinross delivered another donation of medical supplies, fulfilling its commitment to reach every region of the country. To date, the program has supported more than 70 health clinics.

Kinross maintained its focus on strong governance standards for its Board of Directors, including welcoming a new Board Chair and two new Board members in 2025. Kinross was, once again, the top scoring mining Company in The Globe and Mail’s annual corporate governance ranking, placing in the top 15% of companies overall.

Exploration update

In 2025, approximately 275,000 metres of drilling was completed for all exploration projects (brownfields, minex and greenfields).

Brownfields and minex exploration

The Company’s brownfields and minex exploration efforts – which accounted for approximately 85% of the Company’s exploration – continued to focus within the footprint of existing mines and projects during 2025.

Great Bear

In 2025 exploration at Great Bear shifted to focus on regional exploration work on the ~120 square kilometre land package to look for additional open pit and underground opportunities, and approximately 62,000 metres were drilled.

Exploration has generated encouraging results stepping out up to 1.8 kilometres along strike of the main LP zone, both to the northwest and southeast.

  BR-952: 2.2m @ 12.1 g/t Au
  BR-959: 1.7m @ 10.2 g/t Au
  BR-941: 1.0m @ 64.1 g/t Au
  BR-941: 1.7m @ 5.94 g/t Au
  REG-25-110: 0.6m @ 14.20 g/t Au

There were also encouraging results on the broader land package outside of the main LP trend:

  REG-25-131: 1.0m @ 1.99 g/t Au
  REG-25-137: 0.5m @ 11.60 g/t Au
  DL25-150A: 8.9m @ 4.83 g/t Au

These areas will be followed up in the 2026 drilling program, which includes approximately 55,000 metres of planned drilling.

Additionally, prospecting and mapping on the Red Lake North property, located 66 kilometres from the Great Bear property, has identified shear hosted, mineralized quartz veining that can be traced for over 1 kilometre in length. Highlights from grab samples include values of 7.9 g/t, 13.9 g/t and 65.3 g/t gold. Detailed mapping and sampling, and drilling will be conducted in 2026 to follow up on these positive initial results.

Round Mountain

In 2025, work at Round Mountain was focused on underground infill drilling of the Phase X exploration target, which confirmed good grades and robust widths within the target zone and defined a significant initial mineral reserve of approximately 1.2 Moz., and initial mineral resource of 0.2 Moz. of measured and indicated, and 0.5 Moz. of inferred. Approximately 28,000 metres were drilled underground at Phase X.

Highlights from Phase X underground drilling campaign:

  RX-0030: 140m @ 4.4 g/t Au Eq.
  RX-0031: 58m @ 5.8 g/t Au Eq.
  RX-0032: 23m @ 37.5 g/t Au Eq.
  RX-0034: 29m @ 24.1 g/t Au Eq.
  RX-0064: 105m @ 4.1 g/t Au Eq.
  DX-0117: 125m @ 5.4 g/t Au Eq.
  DX-0125: 223m @ 2.7 g/t Au Eq.

The Company also received results from step out drilling ~220 metres down dip and along plunge of the Phase X resource, showing mineralization with similar grades and widths to the initial resource with RX-0105 intersecting 68 metres at 3.1 g/t, supporting the hypothesis that this system extends significantly down dip and highlighting potential for further resource and mine plan additions.

In 2026, Kinross plans to focus exploration at Phase X on proximal and down dip extensions of the resource, alongside further infill drilling of the lower zone and surface exploration targeting future open pit extensions on the broader land package.

Curlew

The 2025 drilling program at Curlew included approximately 14,000 metres of underground drilling. Exploration development was also driven to establish more efficient drilling platforms in both the North Stealth and Roadrunner zones.

Drilling in the North Stealth zone was focused on expanding inferred high-grade mineralization, as well as infill drilling of areas that will be targeted in the early years of the mine plan.

Program highlights from assays received in 2025 include:

  N. Stealth-1221 – 10.0m @ 16.4 g/t Au
  N. Stealth-1554 – 10.4m @ 11.7 g/t Au
  K5-1261 – 25.7m @ 7.8 g/t Au
  K5-1522 – 6.9m @ 8.9 g/t Au
  K2N-1482 – 11.7m @ 10.4 g/t Au

In 2026, Kinross plans to focus on expanding areas of wide, higher-grade mineralization proximal to North Stealth and in the Roadrunner area down dip with potential to augment the life of mine plan, alongside infill drilling across the property in preparation for the initial years of mining.

Alaska

At Fort Knox, approximately 29,000 metres of drilling in 2025 focused on growth at two main target areas: the area proximal to the satellite Gil pit, and growth opportunities proximal to the Fort Knox pit, which may offer potential to augment medium-term production plans at Fort Knox

Gil highlights include:

  GPC25-902 – 16.8m @ 2.9 g/t Au
  GR25-915 – 6.1m @ 4.4 g/t Au
  GC25-925 – 14.0m @ 3.4 g/t Au
  GC25-933 – 6.9m @ 8.8 g/t Au

Fort Knox highlights include:

  FFR25-1923 – 4.6m @ 7.7 g/t Au
  FFC25-1957 – 7.4m @ 2.71 g/t Au
  FFC25-1958 – 17.3m @ 2.0 g/t Au
  FFC25-1958 – 4.9m @ 33.0 g/t Au

In 2026, drilling at Fort Knox will continue to focus on growth opportunities proximal to the Gil and Fort Knox pits.

Bald Mountain

At Bald Mountain, drilling in 2025 targeted both the north and south areas of existing operations. Approximately 26,000 metres of drilling was completed covering exploration and infill targets.

As a result of strong near mine exploration and progression of project studies, Bald Mountain converted approximately 200,000 Au. oz. to reserves, largely driven by near-pit exploration, more than offsetting production depletion.

Highlights for the exploration campaign beyond the reserve conversion included positive results at both the Rat and Top target areas.

Highlights from Rat and Top:

  RRD25-001: 12.0m @ 12.7 g/t
  RRD25-002: 16.0m @ 10.4 g/t
  RRD25-005: 7.5m @ 2.7 g/t
  TC25-002: 4.6m @ 6.4 g/t
  TC25-001: 39.6m @ 1.2 g/t

In 2026, Kinross plans to target near mine growth opportunities at several of the existing Bald Mountain open pits as well as advancing drilling on other satellite target opportunities.

Tasiast

At Tasiast, approximately 44,000 metres of drilling were completed in 2025. Drill testing of the West Branch orebody continued at depth throughout the year, providing additional data to support the assessment of future underground mining potential. The program intersected several broad, well-mineralized zones down plunge of the current West Branch underground resource, which includes 1.8 Moz. These results extend mineralization approximately 1,800 metres along strike and down plunge, confirming strong continuity beyond current resource boundaries.

Figure 1: Strong underground potential at Tasiast West Branch

A figure accompanying this announcement is available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/9e234095-d7e9-4205-bf62-c28bd4ba6792

Highlighted intercepts from West Branch deep drilling:

  TA17263DD: 23m @ 2.8 g/t Au
  TA17266DD: 7m @ 2.3 g/t Au
  TA17266DD: 27m @ 2.3 g/t Au
  TA17271ADD: 20m @ 2.1 g/t Au
  TA17274DD: 19m @ 2.3 g/t Au
  TA17275DD: 15m @ 1.2 g/t Au
  TA17258DD: 35m @ 2.0 g/t Au

In addition to the reserve additions at Fennec, Kinross also advanced exploration across other target areas, including C68, Piment and Prolongation. While further drilling is required to fully define these targets, results to date are encouraging and indicate continued exploration upside.

Highlighted intercepts include:

  TA17268ADD: 6m @ 2.5 g/t Au
  TA17268ADD: 7m @ 1.7 g/t Au
  TA17273ADD: 6m @ 2.0 g/t Au
  TA17277DD: 6m @ 1.4 g/t Au
  TA17280DD: 5m @ 1.5 g/t Au
  TA17281DD: 8m @ 1.3 g/t Au
  TA17281DD: 3m @ 1.3 g/t Au

Drilling in 2026 will focus on following up on 2025 results at the satellite open pit ore bodies and extending underground targets at depth.

Chile

At La Coipa, the 2025 drilling program completed approximately 12,000 metres of drilling across multiple deposits further defining existing trends within the La Coipa area of operations, targeting extensions of previously mined orebodies.
Drill results in the Puren area, where we are currently mining and which includes our next planned layback at La Coipa were encouraging, including:

  PUR-037A: 10m @ 1.9 g/t Au & 31 g/t Ag
  PUR-037A: 16m @ 1.3 g/t Au & 146 g/t Ag
  PUR-037A: 10m @ 2.0 g/t Au & 11 g/t Ag
  PUR-036: 10m @ 0.03 g/t Au & 181 g/t Ag
  PUR-035: 14m @ 1.3 g/t Au & 6.8 g/t Ag
  PUR-034: 14m @ 2.9 g/t Au & 4.4 g/t Ag
  PUR-032: 44m @ 1.2 g/t Au & 15.3 g/t Ag
  PUR-031: 32m @ 1.4g/t Au & 138 g/t Ag

Drill results in closer proximity to Phase 7 (Pompeya) pit which we are also currently mining were also encouraging, including:

  CAT-123: 20m @ 1.1 g/t & 10 g/t Ag
  CAT-122: 16m @ 1.0 g/t Au & 37 g/t Ag

Drilling in 2026 will focus on growth opportunities, following up the 2025 near mine successes around the existing La Coipa operations and planned future laybacks.

Brazil

Brownfields exploration in 2025 focused on the large licenses south of and adjacent to the Paracatu mine. Approximately 9,000 metres of drilling was completed. Drilling showing similar style of mineralization to Paracatu will be followed up on in 2026. New gold in soil anomalies and induced polarization geophysics anomalies identified in 2025 will also be drill tested in 2026.

The 2025 minex campaign focused on several near mine opportunities, including the south pile, southwest expansion, and the northeast target areas.

Together with mine design optimization, resource drilling supported the addition of 700,000 Au oz. to reserves in 2025, nearly offsetting production depletion.

Greenfields exploration update

The greenfields exploration strategy is to identify high potential geological units that have the right age, structural complexity and potential to host high-grade gold mineralization. The Company looks for opportunities where it can stake its own claims or collaborate with high-quality junior exploration companies through either joint venture agreements or via equity investment. The primary focus is exploring for orogenic, epithermal, Carlin and intrusion related gold and gold-copper style deposits.

The greenfields exploration programs in 2025 were focused on targets located in Canada, the U.S.A. and Finland with approximately 40,000 metres of drilling completed on all projects.

Canada

Exploration in Canada was primarily on the large land holdings in Snow Lake, Manitoba, where Kinross has 100% ownership of six exploration properties: Laguna, Laguna North, Puella Bay, Lucky Jack, DSN and SLG and has an earn-in agreement on the McCafferty property with Strider Resources whereby Kinross can earn 100% of the property for cash and work commitments.
High-grade gold was discovered on the SLG property through prospecting and mapping. Sampling along a 1.0 kilometre length returned gold grades of 73.1 g/t, 16.8 g/t, 16.5 g/t, 16.3g/t, 16.0 g/t, 14.2 g/t, 11.7 g/t and 10.9 g/t. Drill testing of this prospective trend will take place in the winter of 2026.

Kinross conducted the first drill program on the McCafferty property during the fourth quarter of 2025. The drilling successfully intersected the target vein with the deepest intercept occurring at ~200m below surface. Preliminary highlights of the drilling are as follows:

  MCA25-002: 2.9m @ 16.9 g/t Au
  MCA25-003: 4.0m @ 5.4 g/t Au
  MCA25-005: 2.0m @ 17.5 g/t Au
  MCA25-006: 4.0m @ 33.7 g/t Au

Outside of Manitoba, Kinross has 100% ownership of four greenfield exploration properties in northwest Ontario, three of which are in the Red Lake district and one in the Kenora district. Mapping, prospecting and airborne magnetic geophysics were conducted on several of these properties and the initial results will be followed up in 2026.

In October 2025, the company became the operator of the joint venture properties in New Brunswick under option with Puma Resources. Work consisted of prospecting, mapping and drilling on the Williams Brook property at the Lynx Zone where gold rich quartz veining has been identified and was reported by the joint venture company.

Kinross will continue to advance this area and drill test other known showings starting with a winter 2026 drilling program followed by mapping and prospecting throughout the spring and summer that will be followed up with a late summer to fall drilling campaign.

U.S.A.

Kinross holds a number of projects in Nevada that are either 100% owned or are in joint venture with private individuals, state agencies or junior exploration companies. Work on Kinross’ Nevada projects in 2025 included geophysics, prospecting, mapping, reverse circulation and diamond drilling of early-stage targets.

Since 2024, the company has been in a joint venture was with Riley Gold Corporation on its PWC project, which is contiguous with the western boundary of Nevada Gold Mines’ Pipeline Complex. In 2025 Kinross completed two diamond drill holes, designed to test for favourable lower plate carbonate Carlin-type host rocks. The highlight of the program was reported by Riley Gold in a press release dated November 24, 2025, in which they announced a 149 metre core intercept at 0.09 g/t gold in hole PW25-03 confirming the presence of Carlin type disseminated gold mineralization. Other high-grade results in the hole occur along faults that are interpreted to have acted as fluid conduits carrying gold up from lower plate hosted mineralization.

Work in 2026 will follow-up on the exciting results at PWC and advance exploration on the other projects.

Finland

Kinross actively explored its projects in the Central Lapland Greenstone Belt a greenstone belt of similar scale to the Abitibi that has had limited historical gold exploration and development. Kinross’ land positions are proximal to Agnico Eagle’s Kittilä gold mine and Rupert Resource’s Ikkari gold deposit, which reported more than 4 million ounces at 2.2 g/t Au in indicated resources.

Work in 2025 included approximately 15,000 metres of drilling on the projects, of which 11,000 metres was base-of-till drilling and is used to test the surface of bedrock under cover for gold anomalies. Base-of-till drilling was used successfully in the discoveries of Agnico Eagle’s Kittilä gold mine and Rupert Resource’s Ikkari gold deposit.

Work will continue on the joint venture ground in 2026 and advance the other projects through base-of-till drilling, mapping and prospecting and diamond drilling of the highest priority anomalies.

2026 Focus

2026 exploration expenditure guidance (brownfields, minex and greenfields) is $185 million (+/-5%) compared with the $174 million incurred in 2025. The 2026 programs are designed to follow-up on existing zones of mineralization and extend the life of mine operations and to make new discoveries in all of Kinross’ jurisdictions.

Priority exploration projects:

  At Great Bear, focus on the discovery of new open pit and underground targets outside of the LP, Hinge and Limb areas on Kinross’ 120 square kilometre land package.
  At Curlew, delineate and extend zones of high-grade mineralization at North Stealth, and Roadrunner.
  At Round Mountain, explore for proximal and down dip extensions of the initial resource while continuing infill drilling of the lower zone at Phase X.
  At Fort Knox, focus on extension opportunities in proximity to both the Gil and Fort Knox open pits.
  At Tasiast, continue to demonstrate continuity at depth and extend underground resources at West Branch while progressing further exploration of multiple satellite targets on the large TMLSA land package.
  In Chile, drill test a number of greenfields and brownfields projects, targeting both porphyry and high sulphidation epithermal styles of mineralization as well as extensions of known oxide deposits.
  At Paracatu, continue testing targets along the mine trend and advance greenfields exploration regionally.
  In Canada, advance exploration at Snow Lake in Manitoba, on the Red Lake North property in Ontario, and through the Puma Resources joint venture in New Brunswick.

Full drill results are available here: www.kinross.com/Exploration-Drill-Results-Appendix-A-Q4-YE-2025

2025 Mineral Reserves and Mineral Resources update
(See the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2025 and explanatory notes starting at page 35.)

Kinross increased its gold price assumptions from $1,600 per ounce to $2,000 per ounce for its mineral reserve estimates and from $2,000 per ounce to $2,500 per ounce for its mineral resource estimates, as of December 31, 202521.

The Company also increased its silver price assumptions to $23.53 per ounce and $29.41 per ounce for its mineral reserve and mineral resource estimates, respectively.

Kinross continues to prioritize quality, high-margin, low-cost ounces in its portfolio, and maintained its fully loaded costing methodology with the objective of converting to reserves.

Kinross Gold Mineral Reserve and Mineral Resource estimates[22]
	2024 (Au koz.)	Depletion (Au koz.)	Geology & Engineering (Au koz.)	2025 (Au koz.)
Proven and Probable Reserves	21,857	(2,131)	1,217	20,942
Measured and Indicated Resources	25,867	(33)	1,666	27,499
Inferred Resources	13,193	(42)	3,482	16,633

Proven and Probable Mineral Reserves

Kinross’ total estimated proven and probable gold reserves at December 31, 2025, were approximately 20.9 million ounces, a decrease of 4% or 1.0 million ounces from 21.9 million ounces at December 31, 2024. The net decrease was driven by depletion of 2.1 million ounces, partially offset by 1.2 million ounces added to proven and probable reserves, mainly at Paracatu, Bald Mountain, Tasiast, and Round Mountain.

Paracatu added 700,000 Au oz. to reserves before depletion through mine design optimizations and exploration nearly offsetting production depletion.

Bald Mountain added 200,000 Au oz. to reserves before depletion driven by conversion of resources to reserves along with the Redbird 2 and satellites project approvals.

Tasiast added 200,000 Au oz. to reserves before depletion driven by additions within the existing reserve pit design at West Branch and further additions to reserves at the Fennec satellite pit.

Round Mountain’s 2025 reserve update reflects the transition to the Phase X underground. Higher margin underground reserves (3.2 g/t) replaced lower margin open pit reserves (0.8 g/t), adding approximately 100,000 Au oz. to reserves before depletion, and driving improved value, margins and returns, with a significantly higher IRR and NPV. The higher-grade component of Phase W resource converted to underground reserve. The remaining lower grade open pit resource with high strip ratio was removed, improving the quality of the overall resource. Phase X underground extends mine life by eight years to 2038. Underground mining also has significant potential to extend resources with lower incremental capital relative to open pit expansions with potential extensions of mineralization down-dip.

Measured and Indicated Mineral Resources

Kinross’ total measured and indicated mineral resource estimate increased by 6% to 27.5 million Au oz. at year-end 2025, compared with 25.9 million Au oz at year-end 2024. The net addition of 1.6 million ounces was driven by gains across the portfolio, including at Fort Knox, La Coipa, Paracatu, Maricunga and Lobo-Marte, partially offset by reduction at Round Mountain with the transition to underground.

Inferred Mineral Resources

Kinross’ total inferred mineral resource estimate increased by 26% to 16.6 million Au oz at year-end 2025, compared with 13.2 million Au oz. at year-end 2024. The addition of 3.4 million ounces was driven by strong growth across the portfolio, including at Tasiast, Fort Knox, Round Mountain, Bald Mountain, Maricunga and Lobo-Marte. These results reflect continued discovery, and the advancement of exploration programs across Kinross’ global portfolio.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 19, 2026, at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – +1 (888) 596-4144; Conference ID : 9425112
Outside of Canada & US – +1 (646) 968-2525; Conference ID: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Conference ID: 9425112 #
Outside of Canada & US – +1 (609) 800-9909; Conference ID: 9425112 #

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2025 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2025 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedarplus.ca) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Senior Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Review of operations

Three months ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2025	2024	2025	2024	2025	2024	2025	2024

Tasiast	125,625	139,411	118,912	144,041	119.2	104.4	1,002	725
Paracatu	155,048	123,899	154,565	124,690	165.0	131.6	1,068	1,055
La Coipa	67,319	58,533	71,419	57,852	80.7	68.2	1,130	1,179

Fort Knox	71,523	104,901	74,294	108,512	125.8	141.0	1,693	1,299
Round Mountain	31,754	42,969	31,641	45,342	86.6	80.0	2,737	1,764
Bald Mountain	38,402	44,642	37,141	51,291	55.4	58.7	1,492	1,144
United States Total	141,679	192,512	143,076	205,145	267.8	279.7	1,872	1,363
Less: Manh Choh non-controlling interest (30%)	(6,089)	(13,146)	(6,412)	(13,749)	(12.2)	(15.9)
United States Attributable Total	135,590	179,366	136,664	191,396	255.6	263.8	1,870	1,378

Operations Total(a)	489,671	514,355	487,972	531,729	632.7	583.8	1,297	1,098

Attributable Total(a)	483,582	501,209	481,560	517,980	620.5	567.9	1,289	1,096

Years ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2025	2024	2025	2024	2025	2024	2025	2024

Tasiast	503,429	622,394	486,401	609,614	430.2	415.4	884	681
Paracatu	601,318	528,574	600,110	528,209	587.1	548.6	978	1,039
La Coipa	231,770	246,131	235,233	241,077	284.2	231.3	1,208	959

Fort Knox	410,822	377,258	417,104	375,402	558.6	452.5	1,339	1,205
Round Mountain	143,402	215,387	142,739	214,996	273.8	328.3	1,918	1,527
Bald Mountain	179,169	181,047	177,430	182,760	212.5	220.3	1,198	1,205
United States Total	733,393	773,692	737,273	773,158	1,044.9	1,001.1	1,417	1,295
Less: Manh Choh non-controlling interest (30%)	(57,804)	(42,739)	(58,482)	(41,524)	(76.7)	(40.8)
United States Attributable Total	675,589	730,953	678,791	731,634	968.2	960.3	1,426	1,313

Operations Total(a)	2,069,910	2,170,791	2,059,017	2,153,212	2,346.4	2,197.1	1,140	1,020

Attributable Total(a)	2,012,106	2,128,052	2,000,535	2,111,688	2,269.7	2,156.3	1,135	1,021

(a) Totals include immaterial sales and related costs from Maricunga for the three and twelve months ended December 31, 2024.

Consolidated balance sheets

(expressed in millions of U.S. dollars, except share amounts)

	As at
	December 31,	December 31,
	2025	2024

Assets
Current assets
Cash and cash equivalents	$1,742.3	$611.5
Restricted cash	13.5	10.2
Accounts receivable and prepaid assets	145.8	257.3
Inventories	1,370.3	1,243.2
Other current assets	16.6	4.5
	3,288.5	2,126.7
Non-current assets
Property, plant and equipment	8,289.4	7,968.6
Long-term investments	99.3	51.9
Other long-term assets	708.9	713.1
Deferred tax assets	25.0	5.3
Total assets	$12,411.1	$10,865.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$716.4	$543.0
Current income tax payable	595.7	236.7
Current portion of long-term debt	-	199.9
Current portion of provisions	74.2	62.5
Other current liabilities	13.3	18.0
	1,399.6	1,060.1
Non-current liabilities
Long-term debt	738.2	1,235.5
Provisions	976.6	941.5
Other long-term liabilities	64.8	78.9
Deferred tax liabilities	537.8	549.0
Total liabilities	$3,717.0	$3,865.0

Equity
Common shareholders' equity
Common share capital	$4,382.0	$4,487.3
Contributed surplus	10,137.6	10,643.0
Accumulated deficit	(5,943.3)	(8,181.3)
Accumulated other comprehensive loss	(0.3)	(87.4)
Total common shareholders' equity	8,576.0	6,861.6
Non-controlling interests	118.1	139.0
Total equity	$8,694.1	$7,000.6
Total liabilities and equity	$12,411.1	$10,865.6

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,199,843,037	1,229,125,606

Consolidated statements of operations

(expressed in millions of U.S. dollars, except per share amounts)
	Years ended
	December 31,	December 31,
	2025	2024
Revenue
Metal sales	$7,051.1	$5,148.8

Cost of sales
Production cost of sales	2,346.4	2,197.1
Depreciation, depletion and amortization	1,105.0	1,147.5
Impairment reversal	(116.1)	(74.1)
Total cost of sales	3,335.3	3,270.5
Gross profit	3,715.8	1,878.3
Other operating expense	93.9	14.0
Exploration and business development	204.4	197.8
General and administrative	139.9	126.2
Operating earnings	3,277.6	1,540.3
Other (expense) income - net	(24.6)	14.3
Finance income	73.0	18.2
Finance expense	(131.3)	(91.4)
Earnings before tax	3,194.7	1,481.4
Income tax expense - net	(724.7)	(487.4)
Net earnings	$2,470.0	$994.0
Net earnings attributable to:
Non-controlling interests	$79.9	$45.2
Common shareholders	$2,390.1	$948.8
Earnings per share attributable to common shareholders
Basic	$1.96	$0.77
Diluted	$1.95	$0.77

Consolidated statements of cash flows

(expressed in millions of U.S. dollars)
	Years ended
	December 31,	December 31,
	2025	2024
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$2,470.0	$994.0
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	1,105.0	1,147.5
Impairment reversal	(116.1)	(74.1)
Share-based compensation expense	13.1	9.0
Finance expense - net	90.1	73.2
Income tax expense - net	724.7	487.4
Gain on sale of Asante Gold Corporation holdings	(63.0)	-
Foreign exchange losses (gains)	5.7	(13.8)
Other	2.0	(44.1)
Reclamation payments, net of reclamation (recovery) expense	(92.3)	(22.3)
Changes in working capital:
Accounts receivable and other assets	9.5	27.5
Inventories	(83.9)	14.3
Accounts payable and accrued liabilities	114.1	26.0
Cash flow provided from operating activities	4,178.9	2,624.6
Income taxes paid	(418.4)	(178.2)
Net cash flow provided from operating activities	3,760.5	2,446.4
Investing:
Additions to property, plant and equipment	(1,194.2)	(1,075.5)
Interest paid capitalized to property, plant and equipment	(19.8)	(92.6)
Proceeds from long-term investments and other assets	189.8	4.8
Additions to long-term investments and other assets	(72.1)	(43.2)
Increase in restricted cash - net	(3.3)	(0.4)
Interest received and other - net	42.8	17.0
Net cash flow of continuing operations used in investing activities	(1,056.8)	(1,189.9)
Net cash flow of discontinued operations provided from investing activities	53.4	10.0
Financing:
Repayment of debt	(700.0)	(800.0)
Interest paid	(65.2)	(35.6)
Payment of lease liabilities	(7.2)	(12.1)
Funding from non-controlling interest	-	31.3
Distributions paid to non-controlling interest	(102.0)	(40.5)
Dividends paid to common shareholders	(152.1)	(147.5)
Repurchase and cancellation of shares	(600.3)	-
Other - net	(1.2)	(1.5)
Net cash flow used in financing activities	(1,628.0)	(1,005.9)
Effect of exchange rate changes on cash and cash equivalents	1.7	(1.5)
Increase in cash and cash equivalents	1,130.8	259.1
Cash and cash equivalents, beginning of period	611.5	352.4
Cash and cash equivalents, end of period	$1,742.3	$611.5

	Operating Summary
	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(b)	Gold Eq Production(c)	Gold Eq Sales(c)	Production cost of sales	Production cost of sales/oz(d)	Cap Ex - sustaining(e)	Total Cap Ex (e)
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
West Africa	Tasiast	Q4 2025	3,120	2,252	-	1.87	-	94%	125,625	118,912	$119.2	$1,002	$28.6	$80.5
		Q3 2025	1,685	2,181	-	1.78	-	94%	120,934	116,251	$103.4	$889	$47.6	$102.0
		Q2 2025	1,921	1,730	-	2.11	-	95%	119,241	121,745	$102.6	$843	$23.1	$89.7
		Q1 2025	1,812	1,932	-	2.15	-	95%	137,629	129,493	$105.0	$811	$13.7	$80.1
		Q4 2024	1,824	2,205	-	2.13	-	94%	139,411	144,041	$104.4	$725	$33.7	$105.4
Americas	Paracatu	Q4 2025	10,929	12,395	-	0.45	-	83%	155,048	154,565	$165.0	$1,068	$67.6	$67.6
		Q3 2025	12,958	13,214	-	0.44	-	82%	150,367	149,903	$139.9	$933	$58.2	$58.2
		Q2 2025	13,497	14,527	-	0.39	-	82%	149,264	148,787	$142.6	$958	$38.4	$38.4
		Q1 2025	13,318	12,507	-	0.43	-	83%	146,639	146,855	$139.6	$951	$24.4	$24.4
		Q4 2024	12,944	13,116	-	0.40	-	80%	123,899	124,690	$131.6	$1,055	$35.1	$35.1
	La Coipa(f)	Q4 2025	1,219	1,203	-	2.42	-	74%	67,319	71,419	$80.7	$1,130	$31.7	$31.7
		Q3 2025	1,006	932	-	2.36	-	76%	57,997	57,544	$69.0	$1,199	$18.5	$18.5
		Q2 2025	580	911	-	1.77	-	78%	54,139	50,400	$70.4	$1,397	$25.0	$25.0
		Q1 2025	1,265	971	-	2.19	-	80%	52,315	55,870	$64.1	$1,147	$15.6	$15.6
		Q4 2024	1,385	1,017	-	1.98	-	79%	58,533	57,852	$68.2	$1,179	$26.6	$26.6
	Fort Knox (100%)(g)	Q4 2025	11,056	1,645	8,805	1.02	0.23	88%	71,523	74,294	$125.8	$1,693	$38.0	$38.0
		Q3 2025	8,140	1,511	6,538	1.86	0.23	90%	112,181	117,500	$159.7	$1,359	$45.0	$45.0
		Q2 2025	7,639	1,636	5,529	1.72	0.23	88%	115,064	113,200	$141.3	$1,248	$43.0	$43.0
		Q1 2025	6,530	1,071	4,790	2.77	0.19	91%	112,054	112,110	$131.8	$1,176	$28.2	$28.2
		Q4 2024	7,692	1,524	6,664	1.51	0.21	82%	104,901	108,512	$141.0	$1,299	$53.3	$54.0
	Fort Knox (attributable)(g)	Q4 2025	11,001	1,597	8,805	0.93	0.23	87%	65,434	67,882	$113.6	$1,673	$31.5	$31.5
		Q3 2025	8,056	1,425	6,538	1.55	0.23	89%	95,742	100,878	$138.4	$1,372	$40.4	$40.4
		Q2 2025	7,535	1,567	5,529	1.47	0.23	87%	97,561	95,277	$118.8	$1,247	$38.7	$38.7
		Q1 2025	6,445	982	4,790	2.35	0.19	90%	94,281	94,585	$111.1	$1,175	$24.6	$24.6
		Q4 2024	7,619	1,483	6,664	1.28	0.21	81%	91,755	94,763	$125.1	$1,320	$51.1	$52.1
	Round Mountain	Q4 2025	737	966	1,110	0.49	0.29	67%	31,754	31,641	$86.6	$2,737	$8.6	$41.5
		Q3 2025	1,659	914	1,113	0.66	0.32	72%	37,297	37,274	$78.1	$2,095	$4.5	$33.0
		Q2 2025	2,881	856	1,682	0.72	0.30	80%	38,665	37,864	$52.1	$1,376	$5.7	$32.8
		Q1 2025	1,927	856	2,163	0.66	0.27	77%	35,686	35,960	$57.0	$1,585	$2.8	$29.6
		Q4 2024	3,111	768	1,736	1.05	0.22	82%	42,969	45,342	$80.0	$1,764	$4.4	$33.9
	Bald Mountain	Q4 2025	3,165	-	3,165	-	0.30	nm	38,402	37,141	$55.4	$1,492	$13.1	$51.6
		Q3 2025	2,182	-	2,182	-	0.31	nm	41,525	42,261	$48.5	$1,148	$5.3	$27.9
		Q2 2025	1,578	-	1,578	-	1.07	nm	53,704	54,227	$59.4	$1,095	$12.7	$40.4
		Q1 2025	5,803	-	5,803	-	0.35	nm	45,538	43,801	$49.2	$1,123	$6.9	$17.8
		Q4 2024	7,622	-	7,622	-	0.46	nm	44,642	51,291	$58.7	$1,144	$4.6	$6.4

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)	"nm" means not meaningful.
(c)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2025: 76.34:1; Q3 2025: 87.73:1; Q2 2025: 97.41:1; Q1 2025: 89.69:1; Q4 2024: 84.67:1.
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	"Total Cap Ex" is “Additions to property, plant and equipment” on the consolidated statements of cash flows. "Cap Ex - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on page [·] of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q4 2025: 33.21 g/t, 41%; Q3 2025: 41.34 g/t, 49%; Q2 2025: 28.89 g/t, 50%; Q1 2025: 31.97 g/t, 60%; Q4 2024: 42.57 g/t, 43%.
(g)	The Fort Knox segment is composed of Fort Knox and Manh Choh. Manh Choh tonnes of ore processed and grade were as follows: Q4 2025: 158,016 tonnes, 4.08 g/t; Q3 2025: 286,496 tonnes, 7.05 g/t; Q2 2025: 231,451 tonnes, 7.39 g/t; Q1 2025: 294,238 tonnes, 7.39 g/t; Q4 2024: 138,937 tonnes, 9.58 g/t. The attributable results for Fort Knox include 100% of Fort Knox and 70% of Manh Choh.

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

(expressed in millions of U.S. dollars, except per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2025	2024	2025	2024

Net earnings attributable to common shareholders - as reported	$906.5	$275.6	$2,390.1	$948.8
Adjusting items:
Foreign exchange (gains) losses	(7.1)	(22.2)	21.5	(27.3)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	0.2	54.4	(36.4)	86.4
Taxes in respect of prior periods	(21.5)	(37.8)	(22.8)	(60.7)
Impairment reversal	(116.1)	-	(116.1)	(74.1)
Loss on sale of assets	11.5	3.5	16.5	6.0
Gain on sale of Asante holdings(a)	-	-	(53.0)	-
Tasiast mill fire related costs	-	-	13.0	-
Insurance recoveries	-	-	-	(22.9)
Collective labour agreements	55.6	-	55.6	-
Settlement provisions	-	(5.6)	-	2.6
Reclamation expense (recovery)	(56.1)	6.9	(56.1)	6.9
Other adjustments related to prior periods	-	(27.8)	-	(27.8)
Other(b)	7.7	(10.4)	7.0	(4.9)
Tax effects of the above adjustments	28.6	3.4	24.6	5.3
	(97.2)	(35.6)	(146.2)	(110.5)
Adjusted net earnings	$809.3	$240.0	$2,243.9	$838.3
Weighted average number of common shares outstanding - Basic	1,206.7	1,229.1	1,219.5	1,228.9
Adjusted net earnings per share	$0.67	$0.20	$1.84	$0.68
Basic earnings per share attributable to common shareholders - as reported	$0.75	$0.22	$1.96	$0.77

(a)	The gain on sale of Asante holdings includes interest income of $21.8 million related to prior periods.
(b)	Other includes various impacts, such as one-time costs and credits at sites, restructuring costs, and gains and losses on hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Three months ended		Years ended
(expressed in millions of U.S. dollars)	December 31,		December 31,
	2025	2024	2025	2024

Net cash flow provided from operating activities - as reported	$1,146.9	$734.5	$3,760.5	$2,446.4
Adjusting items:
Attributable(a)capital expenditures	(361.7)	(278.8)	(1,175.2)	(1,050.9)
Non-controlling interest(b)cash flow from operating activities	(15.8)	(21.3)	(111.8)	(55.3)
Attributable(a)free cash flow	$769.4	$434.4	$2,473.5	$1,340.2

See pages 33 and 34 for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital is excluded given that numerous factors can result in it being volatile. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

(expressed in millions of U.S. dollars)	Three months ended		Years ended
	December 31,		December 31,
	2025	2024(m)	2025	2024(m)

Net cash flow provided from operating activities - as reported	$1,146.9	$734.5	$3,760.5	$2,446.4

Adjusting items:
Insurance proceeds received in respect of prior years	-	-	-	(22.9)
Working capital changes:
Accounts receivable and other assets	(18.2)	(30.9)	(9.5)	(27.5)
Inventories	34.5	(17.4)	83.9	(14.3)
Accounts payable and accrued liabilities	(13.8)	10.9	(114.1)	(26.0)
	1,149.4	697.1	3,720.8	2,355.7
Non-controlling interest(b)cash flow from operating activities, net of working capital changes	(13.4)	(20.1)	(115.6)	(61.8)
Attributable(a)adjusted operating cash flow	$1,136.0	$677.0	$3,605.2	$2,293.9

See pages 33 and 34 for details of the footnotes referenced within the table above.

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company's gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

(expressed in millions of U.S. dollars, except ounces and average realized gold price per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2025	2024	2025	2024

Metal sales - as reported	$2,023.0	$1,415.8	$7,051.1	$5,148.8
Less: silver revenue(c)	(36.8)	(24.6)	(114.2)	(121.9)
Less: non-controlling interest(b)gold revenue	(25.5)	(35.5)	(191.4)	(103.0)
Attributable(a)gold revenue	$1,960.7	$1,355.7	$6,745.5	$4,923.9

Gold ounces sold	479,347	522,389	2,026,570	2,100,621
Less: non-controlling interest(b)gold ounces sold	(6,254)	(13,649)	(57,829)	(41,325)
Attributable(a)gold ounces sold	473,093	508,740	1,968,741	2,059,296
Attributable(a)average realized gold price per ounce	$4,144	$2,665	$3,426	$2,391
Average realized gold price per ounce(d)	$4,144	$2,663	$3,423	$2,393

See pages 33 and 34 for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

(expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2025	2024	2025	2024

Production cost of sales - as reported	$632.7	$583.8	$2,346.4	$2,197.1
Less: non-controlling interest(b)production cost of sales	(12.2)	(15.9)	(76.7)	(40.8)
Attributable(a)production cost of sales	$620.5	$567.9	$2,269.7	$2,156.3

Gold equivalent ounces sold	487,972	531,729	2,059,017	2,153,212
Less: non-controlling interest(b)gold equivalent ounces sold	(6,412)	(13,749)	(58,482)	(41,524)
Attributable(a)gold equivalent ounces sold	481,560	517,980	2,000,535	2,111,688
Attributable(a)production cost of sales per equivalent ounce sold	$1,289	$1,096	$1,135	$1,021
Production cost of sales per equivalent ounce sold(e)	$1,297	$1,098	$1,140	$1,020

See pages 33 and 34 for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the impact of the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

(expressed in millions of U.S. dollars, except ounces and production cost of sales per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2025	2024	2025	2024

Production cost of sales - as reported	$632.7	$583.8	$2,346.4	$2,197.1
Less: non-controlling interest(b)production cost of sales	(12.2)	(15.9)	(76.7)	(40.8)
Less: attributable(a)impact of silver by-product(n)	(36.1)	(24.2)	(111.9)	(121.4)
Attributable(a)production cost of sales on a by-product basis	$584.4	$543.7	$2,157.8	$2,034.9

Gold ounces sold	479,347	522,389	2,026,570	2,100,621
Less: non-controlling interest(b)gold ounces sold	(6,254)	(13,649)	(57,829)	(41,325)
Attributable(a)gold ounces sold	473,093	508,740	1,968,741	2,059,296
Attributable(a)production cost of sales per ounce sold on a by-product basis	$1,235	$1,069	$1,096	$988
Production cost of sales per equivalent ounce sold(e)	$1,297	$1,098	$1,140	$1,020

See pages 33 and 34 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The impact of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2025	2024	2025	2024

Production cost of sales - as reported	$632.7	$583.8	$2,346.4	$2,197.1
Less: non-controlling interest(b)production cost of sales	(12.2)	(15.9)	(76.7)	(40.8)
Less: attributable(a)impact of silver by-product(n)	(36.1)	(24.2)	(111.9)	(121.4)
Attributable(a)production cost of sales on a by-product basis	$584.4	$543.7	$2,157.8	$2,034.9
Adjusting items on an attributable(a)basis:
General and administrative(f)	37.9	31.9	134.4	122.2
Other operating (income) expense - sustaining(g)	(1.7)	(0.9)	(0.2)	4.0
Reclamation and remediation - sustaining(h)	20.7	15.3	87.1	71.4
Exploration and business development - sustaining(i)	18.3	10.1	56.8	42.5
Additions to property, plant and equipment - sustaining(j)	181.2	155.9	587.8	523.5
Lease payments - sustaining(k)	1.9	1.9	6.3	11.8
All-in Sustaining Cost on a by-product basis - attributable(a)	$842.7	$757.9	$3,030.0	$2,810.3
Adjusting items on an attributable(a)basis:
Other operating expense - non-sustaining(g)	35.5	20.3	95.0	53.1
Reclamation and remediation - non-sustaining(h)	2.3	1.7	9.2	6.8
Exploration and business development - non-sustaining(i)	30.8	40.4	144.6	153.4
Additions to property, plant and equipment - non-sustaining(j)	180.5	122.9	587.4	527.4
Lease payments - non-sustaining(k)	0.3	0.1	0.9	0.3
All-in Cost on a by-product basis - attributable(a)	$1,092.1	$943.3	$3,867.1	$3,551.3
Gold ounces sold	479,347	522,389	2,026,570	2,100,621
Less: non-controlling interest(b)gold ounces sold	(6,254)	(13,649)	(57,829)	(41,325)
Attributable(a)gold ounces sold	473,093	508,740	1,968,741	2,059,296
Attributable(a)all-in sustaining cost per ounce sold on a by-product basis	$1,781	$1,490	$1,539	$1,365
Attributable(a)all-in cost per ounce sold on a by-product basis	$2,308	$1,854	$1,964	$1,725
Production cost of sales per equivalent ounce sold(e)	$1,297	$1,098	$1,140	$1,020

See pages 33 and 34 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2025	2024	2025	2024

Production cost of sales - as reported	$632.7	$583.8	$2,346.4	$2,197.1
Less: non-controlling interest(b)production cost of sales	(12.2)	(15.9)	(76.7)	(40.8)
Attributable(a)production cost of sales	$620.5	$567.9	$2,269.7	$2,156.3
Adjusting items on an attributable(a)basis:
General and administrative(f)	37.9	31.9	134.4	122.2
Other operating (income) expense - sustaining(g)	(1.7)	(0.9)	(0.2)	4.0
Reclamation and remediation - sustaining(h)	20.7	15.3	87.1	71.4
Exploration and business development - sustaining(i)	18.3	10.1	56.8	42.5
Additions to property, plant and equipment - sustaining(j)	181.2	155.9	587.8	523.5
Lease payments - sustaining(k)	1.9	1.9	6.3	11.8
All-in Sustaining Cost - attributable(a)	$878.8	$782.1	$3,141.9	$2,931.7
Adjusting items on an attributable(a)basis:
Other operating expense - non-sustaining(g)	35.5	20.3	95.0	53.1
Reclamation and remediation - non-sustaining(h)	2.3	1.7	9.2	6.8
Exploration and business development - non-sustaining(i)	30.8	40.4	144.6	153.4
Additions to property, plant and equipment - non-sustaining(j)	180.5	122.9	587.4	527.4
Lease payments - non-sustaining(k)	0.3	0.1	0.9	0.3
All-in Cost - attributable(a)	$1,128.2	$967.5	$3,979.0	$3,672.7
Gold equivalent ounces sold	487,972	531,729	2,059,017	2,153,212
Less: non-controlling interest(b)gold equivalent ounces sold	(6,412)	(13,749)	(58,482)	(41,524)
Attributable(a)gold equivalent ounces sold	481,560	517,980	2,000,535	2,111,688
Attributable(a)all-in sustaining cost per equivalent ounce sold	$1,825	$1,510	$1,571	$1,388
Attributable(a)all-in cost per equivalent ounce sold	$2,343	$1,868	$1,989	$1,739
Production cost of sales per equivalent ounce sold(e)	$1,297	$1,098	$1,140	$1,020

See pages 33 and 34 for details of the footnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.

Additions to property, plant and equipment per the consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(expressed in millions of U.S. dollars)
Three months ended December 31, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$28.6	$67.6	$31.7	$38.0	$8.6	$13.1	$59.7	$0.2	$187.8
Non-sustaining capital expenditures	51.9	-	-	-	32.9	38.5	71.4	57.1	180.4
Additions to property, plant and equipment - per cash flow	$80.5	$67.6	$31.7	$38.0	$41.5	$51.6	$131.1	$57.3	$368.2
Less: Non-controlling interest(b)	$-	$-	$-	$(6.5)	$-	$-	$(6.5)	$-	$(6.5)
Attributable(a) capital expenditures	$80.5	$67.6	$31.7	$31.5	$41.5	$51.6	$124.6	$57.3	$361.7

Three months ended December 31, 2024
Sustaining capital expenditures	$33.7	$35.1	$26.6	$53.3	$4.4	$4.6	$62.3	$0.3	$158.0
Non-sustaining capital expenditures	71.7	-	-	0.7	29.5	1.8	32.0	19.0	122.7
Additions to property, plant and equipment - per cash flow	$105.4	$35.1	$26.6	$54.0	$33.9	$6.4	$94.3	$19.3	$280.7
Less: Non-controlling interest(b)	$-	$-	$-	$(1.9)	$-	$-	$(1.9)	$-	$(1.9)
Attributable(a) capital expenditures	$105.4	$35.1	$26.6	$52.1	$33.9	$6.4	$92.4	$19.3	$278.8

(expressed in millions of U.S. dollars)
Years ended December 31, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$113.0	$188.6	$90.8	$154.2	$21.6	$38.0	$213.8	$0.6	$606.8
Non-sustaining capital expenditures	239.3	-	-	-	115.3	99.7	215.0	133.1	587.4
Additions to property, plant and equipment - per cash flow	$352.3	$188.6	$90.8	$154.2	$136.9	$137.7	$428.8	$133.7	$1,194.2
Less: Non-controlling interest(b)	$-	$-	$-	$(19.0)	$-	$-	$(19.0)	$-	$(19.0)
Attributable(a) capital expenditures	$352.3	$188.6	$90.8	$135.2	$136.9	$137.7	$409.8	$133.7	$1,175.2

Years ended December 31, 2024
Sustaining capital expenditures	$64.3	$140.5	$65.8	$195.2	$15.4	$46.4	$257.0	$(0.7)	$526.9
Non-sustaining capital expenditures	279.6	-	3.6	97.0	110.9	3.1	211.0	54.4	548.6
Additions to property, plant and equipment - per cash flow	$343.9	$140.5	$69.4	$292.2	$126.3	$49.5	$468.0	$53.7	$1,075.5
Less: Non-controlling interest(b)	$-	$-	$-	$(24.6)	$-	$-	$(24.6)	$-	$(24.6)
Attributable(a) capital expenditures	$343.9	$140.5	$69.4	$267.6	$126.3	$49.5	$443.4	$53.7	$1,050.9

See pages 33 and 34 for details of the footnotes referenced within the tables above.

Endnotes

(a)	“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.
(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.
(c)	“Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.
(d)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“General and administrative” expenses are as reported on the consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating (income) expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mine plans are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.
(j)	“Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on pages 32 and 33 of this news release and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(l)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.
(m)	Attributable adjusted operating cash flow for the three months and year ended December 31, 2024 have been presented in accordance with the current year’s presentation.
(n)	“Impact of silver by-product” represents the costs allocated to the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.

2025 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,2,3,4,5,6)
Kinross Gold Corporation's Share at December 31, 2025
			Kinross	Proven			Probable			Proven and Probable
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100%	0	0.0	0	66,306	0.6	1,225	66,306	0.6	1,225
Fort Knox		USA	100%	1,846	0.8	46	81,094	0.4	930	82,940	0.4	976
Manh Choh		USA	70%	368	4.0	47	1,665	7.4	396	2,033	6.8	444
Round Mountain	[7]	USA	100%	5,365	0.3	59	39,690	1.4	1,829	45,055	1.3	1,888
SUBTOTAL				7,579	0.6	153	188,754	0.7	4,380	196,334	0.7	4,533
SOUTH AMERICA
La Coipa	[8]	Chile	100%	591	2.5	47	6,750	1.8	388	7,342	1.8	436
Lobo Marte		Chile	100%	0	0.0	0	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu		Brazil	100%	287,864	0.4	3,897	111,778	0.3	943	399,642	0.4	4,839
SUBTOTAL				288,455	0.4	3,944	279,231	0.9	8,065	567,686	0.7	12,008
AFRICA
Tasiast		Mauritania	100%	55,584	1.0	1,806	47,181	1.7	2,595	102,765	1.3	4,401
SUBTOTAL				55,584	1.0	1,806	47,181	1.7	2,595	102,765	1.3	4,401

TOTAL GOLD				351,618	0.5	5,903	515,166	0.9	15,040	866,785	0.8	20,942

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,2,3,4,5,6)
Kinross Gold Corporation's Share at December 31, 2025
		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh		USA	70%	368	11.8	139	1,665	11.3	604	2,033	11.4	743
SUBTOTAL				368	11.8	139	1,665	11.3	604	2,033	11.4	743
SOUTH AMERICA
La Coipa	8	Chile	100%	591	37.6	714	6,750	46.7	10,124	7,342	45.9	10,839
SUBTOTAL				591	37.6	714	6,750	46.7	10,124	7,342	45.9	10,839

TOTAL SILVER				959	27.7	853	8,415	39.7	10,728	9,374	38.4	11,581

See pages 38 and 39 of this news release for details of the footnotes referenced within the table above.

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2025
			Kinross	Measured			Indicated			Measured and Indicated
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100%	5,678	1.0	188	139,266	0.5	2,360	144,944	0.5	2,548
Fort Knox		USA	100%	0	0.0	0	233,082	0.3	2,400	233,082	0.3	2,400
Great Bear		CAN	100%	2,578	2.3	189	28,155	2.8	2,523	30,733	2.7	2,713
Curlew Basin	12	USA	100%	0	0.0	0	1,993	6.4	409	1,993	6.4	409
Manh Choh		USA	70%	435	2.0	27	268	2.1	18	703	2.0	46
Round Mountain	7	USA	100%	0	0.0	0	81,275	0.6	1,446	81,275	0.6	1,446
SUBTOTAL				8,691	1.4	405	484,039	0.6	9,156	492,730	0.6	9,561
SOUTH AMERICA
La Coipa	8	Chile	100%	6,440	1.7	356	39,561	1.4	1,772	46,001	1.4	2,128
Lobo Marte		Chile	100%	0	0.0	0	120,762	0.7	2,752	120,762	0.7	2,752
Maricunga		Chile	100%	71,946	0.7	1,602	278,454	0.6	5,538	350,400	0.6	7,140
Paracatu		Brazil	100%	145,708	0.5	2,123	183,489	0.2	1,399	329,197	0.3	3,522
SUBTOTAL				224,093	0.6	4,081	622,266	0.6	11,460	846,360	0.6	15,542
AFRICA
Tasiast		Mauritania	100%	21,277	0.7	446	57,790	1.0	1,950	79,067	0.9	2,396
SUBTOTAL				21,277	0.7	446	57,790	1.0	1,950	79,067	0.9	2,396

TOTAL GOLD				254,062	0.6	4,932	1,164,095	0.6	22,567	1,418,157	0.6	27,499

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2025
		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh		USA	70%	435	11.9	166	268	6.6	57	703	9.8	222
SUBTOTAL				435	11.9	166	268	6.6	57	703	9.8	222
SOUTH AMERICA
La Coipa	[8]	Chile	100%	6,440	28.5	5,909	39,561	36.3	46,234	46,001	35.3	52,143
SUBTOTAL				6,440	28.5	5,909	39,561	36.3	46,234	46,001	35.3	52,143

TOTAL SILVER				6,875	27.5	6,075	39,829	36.1	46,291	46,704	34.9	52,365

See pages 38 and 39 of this news release for details of the footnotes referenced within the table above.

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES			(2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2025
			Kinross	Inferred
		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100%	78,862	0.3	790
Fort Knox		USA	100%	47,909	0.4	599
Great Bear		CAN	100%	32,396	4.1	4,291
Curlew Basin	12	USA	100%	4,151	6.3	838
Round Mountain	7	USA	100%	61,269	1.0	1,960
SUBTOTAL				224,586	1.2	8,478
SOUTH AMERICA
La Coipa	8	Chile	100%	4,799	1.2	188
Lobo Marte		Chile	100%	32,911	0.6	670
Maricunga		Chile	100%	284,711	0.5	4,876
Paracatu		Brazil	100%	6,383	0.2	44
SUBTOTAL				328,805	0.5	5,778
AFRICA
Tasiast		Mauritania	100%	35,950	2.1	2,377
SUBTOTAL				35,950	2.1	2,377

TOTAL GOLD				589,341	0.9	16,633

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES			(2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2025
			Kinross	Inferred
		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	7	USA	100%	36,648	6.9	8,117
SUBTOTAL				36,648	6.9	8,117
SOUTH AMERICA
La Coipa	8	Chile	100%	4,799	41.2	6,358
SUBTOTAL				4,799	41.2	6,358

TOTAL SILVER				41,448	10.9	14,475

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $2,000 per ounce and a silver price of $23.53 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross' interest and are estimated based on the following foreign exchange rates:
        Canadian Dollar to $US 1.38
        Chilean Peso to $US 940.00
        Brazilian Real to $US 5.25
        Mauritanian Ouguiya to $US 40.00

(2) The Company’s mineral reserve and mineral resource estimates as at December 31, 2025 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(3) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. Unless otherwise indicated, mining terms used herein and in any document incorporated by reference but not otherwise defined have the meanings set forth in NI 43-101. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K (“Subpart 1300”). While the definitions in Subpart 1300 are similar to the definitions in NI 43-101 and the CIM Definitions Standard, the definitions in Subpart 1300 differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the United States Securities and Exchange Commission (“SEC”) recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(4) The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. Nicos Pfeiffer, who is a qualified person as defined by NI 43-101.

(5) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resource.

(6) Rounding of values to the 000s may result in apparent discrepancies.

(7) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit.

(8) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest.

(9) Mineral resources are exclusive of mineral reserves.

(10) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $2,500 per ounce and a silver price of $29.41 per ounce. Mineral resource estimates are reported in contained units based on Kinross' interest. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(11) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(12) The mineral resource estimates for Curlew assume a $2,000 per ounce gold price.

Mineral Reserve and Mineral Resource Statement Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2025 full-year results and 2026 guidance”, “2025 Q4 and full-year highlights”, “Development project and mineral reserves and resources highlights”, “CEO commentary”, “Return of capital”, “Development projects” and “Company Guidance”, as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment, increase and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement targeting share buybacks for 2026 of 40% of free cash flow; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the forecast production, mine life impact and economics of the Phase X, Curlew and Redbird 2 projects; the Company’s debt levels; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; planned timing for the submission of permits and impact statements; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “believe”, “continue”, “expects”, “focus”, “goal”, “guidance”, “on plan”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “progress”, “prospective”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2025, and the Annual Information Form dated March 27, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including Ontario environmental regulations and the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2025, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2025. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold1, 17.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold1.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold1.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold1.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold1 as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

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1 Unless otherwise stated, production figures in this news release are on an attributable basis. “Attributable” includes Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Financial figures include 100% of Manh Choh results except when denoted as attributable. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 7.
2 “Production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.
3 Capital expenditures is reported as "Additions to property, plant and equipment" on the consolidated statements of cash flows.
4 “Margins” per equivalent ounce sold is defined as average realized gold price per ounce less production cost of sales per equivalent ounce sold.
5 Operating cash flow figures in this release represent “Net cash flow provided from operating activities,” as reported on the consolidated statements of cash flows.
6 Earnings, net earnings, and reported net earnings figures in this release represent “Net earnings attributable to common shareholders,” as reported on the consolidated statements of operations.
7 These figures are non-GAAP financial measures and ratios, as applicable. They are defined and actual results are reconciled on pages 27 to 33 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.
8 Adjusted net earnings figures in this news release represent “Adjusted net earnings attributable to common shareholders.”
9 Net cash is calculated as cash and cash equivalents of $1,742.3 million less long-term debt of $738.2 million as reported on the Company’s consolidated balance sheet as at December 31, 2025.
10 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2025).
11 “Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
12 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2025.
13 The economic analysis of the projects were carried out using a discounted cash flow approach on an after-tax basis, based on a long-term gold price of $4,500/oz. in USD. The IRR on total investment that is presented in the economic analysis was calculated assuming 100% equity financing.
14 The NPV was calculated from the after-tax cash flow generated by the project, based on a discount rate of 5% and a valuation date of January 1, 2026.
15 Attributable gold equivalent ounce production guidance for 2026 includes approximately 3.3 million ounces of silver.
16 The percentages are calculated based on the mid-point of country 2025 forecast production.
17 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.
18 Forecast 2026 sustaining, non-sustaining and total forecast capital expenditures are on an attributable basis and include Kinross’ share of Manh Choh (70%) capital expenditures. Actual results as reported for the year ended December 31, 2025, for sustaining, non-sustaining and total capital expenditures (refer to footnote 3) are on a total basis and include 100% of Manh Choh capital expenditures. Sustaining, non-sustaining and attributable capital expenditures are non-GAAP financial measures (refer to footnote 7) and are defined and reconciled on pages 32 and 33 of this news release.
19 The forecast ETR range for 2026 assumes gold price, foreign exchange and tax rates in the jurisdictions in which the Company operates remain stable and within 2026 guidance assumptions. The ETR does not include the impact of items which the Company believes are not reflective of the Company’s underlying performance, such as the impact of net foreign currency translations on tax deductions and taxes related to prior periods. Management believes that the ETR range provides investors with the ability to better evaluate the Company’s underlying performance. However, the ETR range is not necessarily an indicator of tax expense recognized under IFRS. The rate is sensitive to the relative proportion of sales between the Company’s various tax jurisdictions and realized gold prices.
20 DD&A ($/oz) is defined as depreciation, depletion and amortization, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.
21 Please see pages 38 and 39 for Mineral Reserve and Mineral Resource Statements and Notes.
22 Rounding of values to the 000s may result in apparent discrepancies.